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TABLE OF CONTENTS

Filed pursuant to
General Instruction II.L.
of Form F-10;
File No. 333-165524

Prospectus Supplement
November 8, 2010
(To Prospectus dated March 22, 2010)

US$600,000,000

3.750% Notes due 2021

         The notes will bear interest at the rate of 3.750% per year. We will pay interest on the notes semi-annually in arrears on February 1 and August 1 of each year, beginning August 1, 2011. The notes will mature on February 1, 2021. We may redeem some or all of the notes at any time prior to November 1, 2020 at 100% of their principal amount plus a make-whole premium as described in this prospectus supplement. We may also redeem all (and not less than all) of the notes if certain changes affecting Canadian withholding taxes occur. We may redeem some or all of the notes on or after November 1, 2020 at 100% of their principal amount. The notes do not have the benefit of any sinking fund.

         The notes will be our unsecured and unsubordinated obligations and rank equally with all of our existing and future unsecured and unsubordinated indebtedness.

         Investing in the notes involves risks that are described in the "Risk Factors" section beginning on page 22 of the accompanying prospectus.

         We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies in certain respects. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to the annual consolidated financial statements incorporated by reference in the accompanying prospectus.

         Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement.

         Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated in Canada, some or all of our officers and directors and some or all of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

	Per Note	Total
Public offering price(1)	99.242%	US$595,452,000
Underwriting commission	0.650%	US$3,900,000
Proceeds, before expenses, to Talisman(1)	98.592%	US$591,552,000

(1)
Plus accrued interest from November 12, 2010 if settlement occurs after that date.

         The underwriters expect to deliver the notes in book-entry only form through the facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking S.A., against payment in New York, New York on or about November 12, 2010.

Joint Book-Running Managers

Citi	J.P. Morgan	RBC Capital Markets	RBS

Co-Managers

Barclays Capital	BMO Capital Markets	BNP PARIBAS
BofA Merrill Lynch	CIBC	HSBC
Scotia Capital	SOCIETE GENERALE	TD Securities
Credit Suisse	Daiwa Capital Markets	Desjardins
Deutsche Bank Securities	DnB NOR Markets	Mizuho Securities USA Inc.
Santander

 IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part, this prospectus supplement, describes the specific terms of the notes we are offering and also adds and updates certain information contained in the accompanying prospectus and documents incorporated by reference. The second part, the base prospectus, dated March 22, 2010 gives more general information, some of which may not apply to the notes we are offering. The accompanying base prospectus is referred to as the "prospectus" in this prospectus supplement.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the U.S. Securities and Exchange Commission and with the Alberta Securities Commission and incorporated by reference, is accurate as of the date of such information only. Our business, financial condition, results of operations and prospects may have changed since those dates.

        In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the prospectus. In the prospectus and this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, and all financial information included and incorporated by reference in the prospectus and this prospectus supplement is determined using Canadian generally accepted accounting principles ("Canadian GAAP"). "U.S. GAAP" means generally accepted accounting principles in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 25 to our audited consolidated financial statements for the year ended December 31, 2009 and our Supplemental Financial Information dated November 8, 2010, incorporated by reference in the prospectus.

        Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement and the prospectus to "we", "us", "our" or "Talisman" refer to Talisman Energy Inc. and its subsidiaries on a consolidated basis. In the sections entitled "Summary of the Offering" and "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, "we", "us", "our" or "Talisman" refer to only Talisman Energy Inc., without any of its subsidiaries.

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See "Documents Incorporated by Reference" in this prospectus supplement and "Where You Can Find More Information" in the prospectus.

TABLE OF CONTENTS
Prospectus Supplement

Prospectus

About This Prospectus	3
Where You Can Find More Information	3
Documents Incorporated By Reference	4
Forward-Looking Statements	5
Talisman Energy Inc	5
Use Of Proceeds	5
Description Of Debt Securities	6
Description Of Common Shares	19
Description Of Preferred Shares	19
Description Of Subscription Receipts	19
Description Of Warrants	20
Description Of Units	21
Book-Entry Only Securities	21
Risk Factors	22
Certain Income Tax Consequences	23
Plan Of Distribution	24
Interest Coverage Ratios	24
Price Range And Trading Volume	25
Prior Sales	25
Legal Matters	26
Interests Of Experts	26
Enforceability Of Civil Liabilities	26
Documents Filed As Part Of The Registration Statement	26

 FORWARD-LOOKING INFORMATION

        This document contains or incorporates statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any statements that express or involve discussions with respect to predictions, business strategy, budgets, exploration and development opportunities or projects, acquisitions and dispositions, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "projects", "believes", "forecasts", "estimates", "intends", "possible", "probable", "scheduled", "likely" or "positioned", or stating that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements". Such statements are included, among other places, in the prospectus under the heading "Risk Factors", in our Annual Information Form dated March 8, 2010 under the headings "General Development of the Business", "Description of the Business", "Corporate Responsibility and Environmental Protection", "Legal Proceedings" and "Risk Factors", in the Management's Discussion and Analysis for the year ended December 31, 2009 under the headings "Outlook for 2010" and "Risk Factors" and in the Management's Discussion and Analysis for the nine months ended September 30, 2010.

        Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this document. The material risk factors include, but are not limited to:

  •
  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

  •
  risks and uncertainties involving geology of oil and gas deposits;

  •
  uncertainty related to securing sufficient egress and markets to meet shale gas production;

  •
  the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

  •
  the uncertainty of estimates and projections relating to production, costs and expenses;

  •
  the impact of the economy on the ability of the counterparties to our commodity price derivative contracts to meet their obligations under the contracts;

  •
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

  •
  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

  •
  the outcome and effects of any future acquisitions and dispositions;

  •
  health, safety and environmental risks;

  •
  uncertainties as to the availability and cost of financing and changes in capital markets;

  •
  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

  •
  changes in general economic and business conditions;

  •
  the possibility that government policies or laws may change or government approvals may be delayed or withheld; and

  •
  results of our risk mitigation strategies, including insurance and hedging activities.

        We caution that the foregoing list of risks is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Additional information concerning certain of these and other factors which could affect our operations or financial results are included under the heading "Risk Factors" in the prospectus, including information incorporated by reference thereunder, in our Management's Discussion and Analysis incorporated by reference in the prospectus, under the heading "Risk Factors" in our Annual Information Form as well as in our other reports on file with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

        Forward-looking information is based on the estimates and opinions of our management at the time the information is presented. We undertake no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

EXCHANGE RATE INFORMATION

        We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "dollars" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

        The following table sets forth the Canada/U.S. exchange rates on the last day of the periods indicated as well as the high, low and average rates for such periods. The high, low and average exchange rates for each period were identified or calculated from spot rates in effect on each trading day during the relevant period. The exchange rates shown are expressed as the number of U.S. dollars required to purchase one Canadian dollar. These exchange rates are based on those published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate"). On November 5, 2010, the Bank of Canada noon rate was US$0.9985 equals $1.00.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2008	2007	2010	2009
Period End	0.9555	0.8166	1.0120	0.9711	0.9327
High	0.9716	1.0289	1.0905	1.0039	0.9422
Low	0.7692	0.7711	0.8437	0.9278	0.7692
Average	0.8757	0.9381	0.9304	0.9656	0.8546

 SUMMARY OF THE OFFERING

        The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus. In this summary, "we", "us", "our" or "Talisman" refer to Talisman Energy Inc. without any of its subsidiaries through which it operates.

Issuer	Talisman Energy Inc.
Securities Offered	US$600 million aggregate principal amount of 3.750% notes.
Interest Payment Dates	February 1 and August 1 of each year, beginning August 1, 2011.
Maturity Date	February 1, 2021.
Ranking
The notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We conduct a substantial portion of our business through corporate and partnership subsidiaries. The notes will be structurally subordinate to all existing and future indebtedness and liabilities of any of our corporate and partnership subsidiaries. See "Description of the Notes—Ranking and Other Indebtedness" in this prospectus supplement and "Description of Debt Securities—Ranking and Other Indebtedness" in the prospectus. As at September 30, 2010, our subsidiaries had approximately $1,792 million of indebtedness and other liabilities to third parties, including accounts payable and accrued liabilities and income and other taxes payable.
Optional Redemption
We may redeem the notes, in whole or in part, at any time prior to November 1, 2020, at the "make-whole" price described in this prospectus supplement. At any time on or after November 1, 2020, the notes will be redeemable in whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued interest thereon to the date of redemption. See "Description of the Notes—Optional Redemption" in this prospectus supplement. We may also redeem the notes in whole, but not in part, at the redemption prices described in the accompanying prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See "Description of Debt Securities—Tax Redemption" in the prospectus.
Sinking Fund	None.
Certain Covenants	The indenture pursuant to which the notes will be issued contains certain covenants that, among other things, limit:
• our ability and the ability of our Restricted Subsidiaries (as defined in the indenture) to create liens; and

•       our ability (but not the ability of our corporate and partnership subsidiaries) to merge, amalgamate or consolidate with, or sell all or substantially all of our assets to, any other person other than our Restricted Subsidiaries.

These covenants are subject to important exceptions and qualifications that are described under the caption "Description of Debt Securities—Certain Covenants" in the prospectus.

Further Issuances	We may, from time to time, without notice to or the consent of holders of the notes, create and issue additional notes ranking equally with the notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes or except for the first payment of interest following the issue date of the new notes). These additional notes may be consolidated and form a single series with the notes offered hereby and have the same terms as to status, redemption or otherwise as the notes offered hereby.
Use of Proceeds
The net proceeds to us from this offering will be US$590.6 million, after deducting the underwriting commission and after deducting estimated expenses payable by us of approximately US$1.0 million. The net proceeds received by us from the sale of the notes will be used for general corporate purposes, which may include funding capital expenditures and the repayment of existing indebtedness. We may invest funds that we do not immediately use in short-term marketable securities.
Additional Amounts
Any payments made by us with respect to the notes will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of notes, we will pay the additional amounts necessary so that the net amount received by the holders of notes after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. However, no additional amount will be payable in excess of the additional amounts that would be payable if the holder was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended. See "Description of Debt Securities—Certain Covenants—Additional Amounts" in the prospectus.
Form and Denomination
The notes will be represented by one or more fully registered global notes deposited in book entry form with, or on behalf of, The Depository Trust Company, and registered in the name of its nominee, Cede & Co. Beneficial interests in any registered global note will be in denominations of US$2,000 and integral multiples of US$1,000. See "Description of the Notes—Book Entry System" in this prospectus supplement. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, notes in certificated form will not be issued.
Trustee	The Bank of Nova Scotia Trust Company of New York.
Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York.

 TALISMAN ENERGY INC.

        Talisman is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids. Talisman has operations in Canada and its subsidiaries operate in the United States, United Kingdom, Norway, Southeast Asia and North Africa. Talisman's subsidiaries are also active in a number of other international areas.

        We continually investigate our portfolio of assets and other business opportunities in the oil and gas business and may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, we may incur debt or issue equity.

        Our common shares are listed for trading on the Toronto Stock Exchange and on the New York Stock Exchange under the trading symbol "TLM".

USE OF PROCEEDS

        The net proceeds to us from this offering will be US$590.6 million, after deducting the underwriting commission and after deducting estimated expenses of the offering of approximately US$1.0 million. The net proceeds received by us from the sale of the notes will be used for general corporate purposes, which may include funding capital expenditures and the repayment of existing indebtedness. We may invest funds that we do not immediately use in short-term marketable securities.

 SELECTED FINANCIAL INFORMATION

        The following table sets forth selected financial information for the years ended December 31, 2009, 2008 and 2007 derived from our comparative consolidated financial statements for the year ended December 31, 2009 which have been audited by Ernst & Young LLP and for the nine months ended September 30, 2010 and 2009 derived from our unaudited comparative interim consolidated financial statements. Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 25 of our consolidated financial statements for the year ended December 31, 2009 and our Supplemental Financial Information dated November 8, 2010, incorporated by reference into the prospectus. You should read this selected consolidated financial information in conjunction with our audited annual consolidated financial statements and the related notes, our unaudited interim consolidated financial statements, and other information included in the documents incorporated by reference in the prospectus. Our historical results are not necessarily indicative of the results that may be expected for any future period or for a full year.

	Years Ended December 31,			Nine Months Ended September 30,
	2009	2008(1)	2007(1)	2010	2009
	(millions of dollars)
Income statement items:
Net sales (net of hedging and royalties)	6,373	9,246	7,118	4,956	4,249

Income (loss) from continuing operations	(708)	3,122	904	721	(477)
Income from discontinued operations	1,145	397	1,174	231	1,025

Net income	437	3,519	2,078	952	548

Cash flow statement items:
Cash provided by continuing operations	3,514	5,689	3,517	2,669	2,652
Cash provided by discontinued operations	85	465	553	184	325

Cash provided by operating activities	3,599	6,154	4,070	2,853	2,977

Cash used in investing activities	(1,867)	(4,974)	(3,239)	(2,258)	(1,125)

Cash provided by (used in) financing activities	57	(1,721)	(369)	(189)	179

Balance sheet items (at period end):
Total assets	23,618	24,275	21,420	23,669	23,904

Total liabilities	12,507	13,125	13,457	12,296	12,431

Shareholders' equity	11,111	11,150	7,963	11,373	11,473

(1)
Restated—see note 3 of Talisman's consolidated financial statements for the year ended December 31, 2009.

        The selected financial information provided above, other than for the nine months ended September 30, 2009, has not been restated for asset dispositions which have occurred in 2010. Had the financial information for the year ended December 31, 2009 been restated for asset dispositions which have occurred in 2010, net sales (net of hedging and royalties) would have decreased by $427 million, loss from continuing operations and income from discontinued operations would have decreased by $49 million and cash provided by continuing operations would have decreased and cash provided by discontinued operations would have increased by $302 million.

        Our Supplemental Financial Information incorporated by reference into the prospectus contains information on the impact of 2010 asset dispositions in relation to our comparative audited consolidated financial statements for the year ended December 31, 2009 incorporated by reference in the prospectus and to our comparative unaudited consolidated financial statements for the six months ended June 30, 2010 included in our Supplemental Financial Information.

CONSOLIDATED CAPITALIZATION

        The following table summarizes our consolidated capitalization at September 30, 2010 on an actual basis and as adjusted to give effect to the issuance of the notes. You should read this table together with the unaudited interim consolidated financial statements for the nine months ended September 30, 2010 incorporated by reference in the prospectus. In the "As Adjusted" column, the U.S. dollar amount of the notes offered hereby has been converted to Canadian dollars using the Bank of Canada noon buying rate of US$0.9711 per $1.00 at September 30, 2010.

	As at September 30, 2010
	Actual	As Adjusted
	(millions of dollars)
Long-term liabilities:
Long-term debt	3,705	3,705
Notes offered hereby	—	618

Total long-term liabilities	3,705	4,323
Shareholders' equity:
Common shares	2,405	2,405
Contributed surplus	119	119
Retained earnings	9,999	9,999
Accumulated other comprehensive loss	(1,150)	(1,150)

Total shareholders' equity	11,373	11,373

Total capitalization	15,078	15,696

PRO-FORMA INTEREST COVERAGE

        The interest coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements and have been calculated based on information prepared in accordance with Canadian GAAP.

        For further information regarding interest coverage, reference is made to "Interest Coverage Ratios" in the accompanying prospectus.

        The following interest coverages are calculated on a consolidated basis for the twelve month periods ended December 31, 2009 and September 30, 2010. In calculating the ratios, the interest expense has been adjusted to give effect to the issuance of the notes.

	December 31, 2009		September 30, 2010
Interest coverage (times)
Income(1)	3.16		5.38
Income (loss) from continuing operations(2)	(1.85	)(3)(4)	4.63

(1)
Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(2)
Income (loss) from continuing operations plus income taxes and interest expense from continuing operations; divided by the sum of interest expense and capitalized interest from continuing operations.

(3)
To achieve an interest coverage ratio of 1.0, additional income of $743 million would be required.

(4)
Had the loss from continuing operations for the twelve month period ended December 31, 2009 been restated for operations classified as discontinued since December 31, 2009, the interest coverage ratio for that period would have been (1.60), and additional income of $677 million would have been required to achieve an interest coverage ratio of 1.0.

 DESCRIPTION OF THE NOTES

        The following description of the terms of the notes supplements the description set forth in the prospectus and should be read in conjunction with "Description of Debt Securities" in the prospectus. In addition, such description is qualified in its entirety by reference to the Indenture under which the notes are to be issued, referred to in the prospectus. Capitalized terms used but not defined in the prospectus supplement have the meanings ascribed to them in the prospectus. In this section only, "we", "us", "our" or "Talisman" refer to Talisman Energy Inc. without any of its subsidiaries through which it operates.

General

        Payment of the principal, premium, if any, and interest on the notes will be made in United States dollars.

        The notes initially will be issued in an aggregate principal amount of US$600 million and will mature on February 1, 2021. The notes will bear interest at the rate of 3.750% per year. Interest will be payable on the notes from November 12, 2010 or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on February 1 and August 1 of each year, commencing August 1, 2011 to the persons in whose names the notes are registered at the close of business on the preceding January 15 or July 15, respectively. The notes will be sold in denominations of US$2,000 and integral multiples of US$1,000.

        We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture. Unless otherwise set forth in a prospectus supplement, such additional notes will rank equally and have the same terms as the notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except, in some cases, for the first payment of interest following the issue date of the new notes) so that the additional notes may be consolidated and form a single series with these notes, and have the same terms as to status, redemption and otherwise as these notes. In the event that additional notes are issued, we will prepare a new prospectus supplement.

        The notes will not be entitled to the benefit of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of notes pursuant to this prospectus supplement.

        The provisions of the Indenture relating to the payment of Additional Amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption "Description of Debt Securities—Certain Covenants—Additional Amounts" in the prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities—Tax Redemption" in the prospectus) will apply to the notes. These provisions state that any payments made by us with respect to the notes will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of notes, we will pay the additional amount necessary so that the net amount received by the holders of notes after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. However, no additional amount will be payable in excess of the additional amount that would be payable if the holder was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended. See "Description of Debt Securities—Certain Covenants—Additional Amounts" in the prospectus.

Ranking and Other Indebtedness

        The notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We conduct a substantial portion of our business through corporate and partnership subsidiaries. The notes will be subordinated to all of our secured debt to the extent of the assets securing such debt and will be structurally subordinate to all existing and future indebtedness and liabilities of any of our corporate and partnership subsidiaries, including trade payables and other indebtedness. As at September 30, 2010 our subsidiaries had approximately $1,792 million of indebtedness and other liabilities to third parties, including accounts payable and income and other taxes payable.

Certain Covenants

        The accompanying prospectus describes certain covenants restricting Talisman and its Restricted Subsidiaries. As at September 30, 2010, Talisman Energy Canada is Talisman's only Restricted Subsidiary.

Optional Redemption

        The notes will be redeemable, in whole or in part, at our option at any time prior to November 1, 2020 at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed, and

  •
  as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 20 basis points.

in either case, plus accrued interest thereon to the date of redemption.

        At any time on or after November 1, 2020, the notes will be redeemable in whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued interest thereon to the date of redemption.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        "Comparable Treasury Issue" means the U.S. Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers, which is appointed by the Trustee after consultation with us.

        "Quotation Agent" means one of the Reference Treasury Dealers, which is appointed by us.

        "Reference Treasury Dealers" means Citigroup Global Markets Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC and RBS Securities Inc. or their respective affiliates, plus one other which is a primary U.S. Government securities dealer (each a "Primary Treasury Dealer") and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a Primary Treasury Dealer in the United States, we shall substitute for it another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by such Reference Treasury Dealers at 3:30 p.m., New York Time, on the third business day preceding such redemption date.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption. In the case of a partial redemption of notes, selection of such notes for redemption will be made pro rata, by lot or such other method as the Trustee in its sole discretion deems appropriate and just.

Book-Entry System

        The Depository Trust Company ("DTC" or the "Depository"), New York, NY, will act as securities depository for the notes. The notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more fully-registered global notes (hereinafter referred to as the "Global Notes") will be issued for the notes, in the aggregate principal amount of such issue, and will be deposited with DTC. The provisions set forth under "Description of Debt Securities—Debt Securities in Global Form" in the prospectus will be applicable to the notes.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC's direct participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). The DTC Rules applicable to its participants are on file with the Securities and Exchange Commission.

        Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note ("beneficial owner") is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Global Notes, except in the event that use of the book-entry system for the notes is discontinued.

        To facilitate subsequent transfers, all securities deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the Global Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Notes; DTC's records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of notes may wish to take certain steps to ensure timely transmission to them of notices of significant events with respect to the notes, such as redemptions, tenders, defaults, and proposed amendments to the documents under which the notes are issued. For example, a beneficial owner of the notes may wish to ascertain that the direct or indirect participant holding the notes for its benefit has agreed to obtain and transmit notices to beneficial owners.

        None of DTC, Cede & Co., or any other DTC nominee will consent or vote with respect to the Global Notes unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date. These participants are identified in a listing attached to the omnibus proxy.

        Redemption proceeds, distributions, and dividend payments on the Global Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from us, on the applicable payment date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in street name. These payments will be the responsibility of these participants and not of DTC or its nominee, us, the trustee, or any other agent or party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of dividends or principal and any premium or interest to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC, is our responsibility. Disbursement of the payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of the direct or indirect participants.

        We will send any redemption notices to DTC. If less than all of the notes of a series are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

        A beneficial owner must give any required notice of its election to have its notes repurchased through the participant through which it holds its beneficial interest in the Global Notes to the applicable trustee or tender agent. The beneficial owner shall effect delivery of its notes by causing the direct participant to transfer its interest in the securities on DTC's records. The requirement for physical delivery of notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the securities are transferred by the direct participant on DTC's records and followed by a book-entry credit of tendered notes to the applicable trustee or agent's DTC account.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

Certificated Notes

        The Depository may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to us and the Trustee. Under these circumstances, and in the event that a successor depository is not appointed, notes in certificated form are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor depository). In that event, notes in certificated form will be printed and delivered. If at any time the Depository ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by us within 60 days or if there shall have occurred and be continuing an Event of Default under the Indenture with respect to the notes and the Trustee has received a request from a beneficial holder of outstanding notes to issue notes in certificated form to such holder, we will issue individual notes in certificated form in exchange for the Global Notes.

Enforceability of Judgments

        Since most of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, our directors and officers or the experts named in the prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

United States

        The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by United States persons (as defined below) who purchase notes in this offering at the issue price set forth on the cover of this Prospectus Supplement and who hold the notes as capital assets ("U.S. Holders") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, insurance companies, tax-exempt organizations, persons holding the notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. expatriates, U.S. Holders whose "functional currency" is not the U.S. dollar, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the notes, and does not address any aspect of gift, estate or inheritance, or state, local or foreign tax law. Furthermore, the summary below is based upon the provisions of the Code and U.S. Treasury regulations, rulings and judicial decisions under the Code as of the date of this Prospectus Supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service ("IRS") will take a similar view as to any of the tax consequences described in this summary.

        Persons considering the purchase, ownership or disposition of notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or foreign taxing jurisdiction.

        As used in this section, the term "United States person" means a beneficial owner of a note that is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and validly elected to continue to be so treated under applicable U.S. Treasury regulations.

        If a partnership (or an entity taxable as a partnership for U.S. federal income tax purposes) holds a note, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding a note should consult its own tax advisors.

  Payments of Interest

        Interest on a note will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. For U.S. foreign tax credit purposes, interest income on a note generally will constitute foreign source income and will be considered either "passive category income" or "general category income" for such purposes. The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

  Sale, Exchange or Retirement of the notes

        Upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the note. Such gain or loss generally will constitute long-term capital gain or loss if the note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

  Medicare Tax

        For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A U.S. Holder's net investment income will generally include the interest payments and the net gains realized from the disposition of the notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts, are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the notes.

  Backup Withholding and Information Reporting

        In general, information reporting requirements will apply to payments of principal and interest on a note and payments of the proceeds of sale to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax (currently at a rate of 28% but scheduled to increase, absent statutory change, to 31% for taxable years beginning after December 31, 2010) may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability or refundable to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

  Information with Respect to Foreign Financial Assets

        Under recently enacted legislation, individuals that own "specified foreign financial assets" with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. Under these rules, the notes may be treated as "specified foreign financial assets". Therefore, individuals are urged to consult their tax advisors regarding the application of this legislation to their investment in the notes.

        The discussion of U.S. federal income tax consequences set forth above is for general information only. Prospective purchasers should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

Canada

        The following describes the principal Canadian federal income tax considerations as of the date of this prospectus supplement, generally applicable to a purchaser of notes (a "Non-Resident Holder") who, for the purposes of the Income Tax Act (Canada) (the "ITA") at all relevant times, is not, and is not deemed to be, resident in Canada, does not use or hold and is not deemed to use or hold the notes in carrying on a business in Canada, deals at arm's length with Talisman, is not an authorized foreign bank and is not an insurer that carries on an insurance business in Canada and elsewhere.

        This summary takes into account the current provisions of the ITA and the regulations passed pursuant to the ITA (the "ITA Regulations") in force as of the date of this prospectus supplement, and proposals to amend the ITA and ITA Regulations publicly announced by the date of this prospectus supplement by the federal Minister of Finance and the current published administrative practices of the Canada Revenue Agency. This description is not exhaustive of all Canadian federal income tax considerations and does not anticipate any changes in law whether by legislative, government or judicial action other than the passage of such publicly announced proposed amendments to the ITA or ITA Regulations, nor does it take into account provincial, territorial or foreign tax considerations which may differ from the Canadian federal income tax considerations described in this prospectus supplement.

        This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of notes. Prospective holders should consult their own Canadian tax advisors with respect to the Canadian income tax considerations associated with their participation in this offering.

        Pursuant to the ITA, interest paid or credited or deemed to be paid or credited by Talisman on the notes as the case may be, to a Non-Resident Holder will be exempt from Canadian withholding tax. No other taxes on income (including taxable capital gains) will be payable pursuant to the ITA by a Non-Resident Holder in respect of the acquisition, ownership or disposition of the notes.

UNDERWRITING

        We intend to offer the notes through the underwriters. Citigroup Global Markets Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC and RBS Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriters	Principal Amount of Notes
Citigroup Global Markets Inc.	US$	94,333,000
J.P. Morgan Securities LLC		94,333,000
RBC Capital Markets, LLC		94,333,000
RBS Securities Inc.		94,332,000
Barclays Capital Inc.		18,000,000
BMO Capital Markets Corp.		18,000,000
BNP Paribas Securities Corp.		18,000,000
CIBC World Markets Corp.		18,000,000
HSBC Securities (USA) Inc.		18,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		18,000,000
Scotia Capital (USA) Inc.		18,000,000
SG Americas Securities, LLC		18,000,000
TD Securities (USA) LLC		18,000,000
Credit Suisse Securities (USA) LLC		8,667,000
Daiwa Securities America Inc.		8,667,000
Desjardins Securities International Inc.		8,667,000
Deutsche Bank Securities Inc.		8,667,000
DnB NOR Markets, Inc.		8,667,000
Mizuho Securities USA Inc.		8,667,000
Santander Investment Securities Inc.		8,667,000

Total	US$	600,000,000

        Daiwa Capital Markets America Inc. has entered into an agreement with Sumitomo Mitsui Banking Corporation of Canada ("SMBCC") pursuant to which SMBCC provides certain advisory and/or other services to Daiwa Capital Markets America Inc., including services with respect to this offering. In return for the provision of such services by SMBCC to Daiwa Capital Markets America Inc., Daiwa Capital Markets America Inc. will pay to SMBCC a mutually agreed-upon fee.

        In the underwriting agreement, the underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

        We have agreed to severally indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives of the underwriters have advised us that the underwriters propose initially to offer the notes to the public at the public offering prices set forth on the cover of this prospectus supplement and to certain dealers at such prices less a concession not in excess of 0.40% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.25% of the principal amount of the notes to certain other dealers. After the initial public offering, the public offering prices, concessions and discounts may be changed by the underwriters.

        The expenses of the offering, not including the underwriting commission, are estimated to be approximately US$1.0 million and are payable by us.

No Sales of Similar Securities

        We have agreed not to, prior to the closing of this offering, offer, sell, contract to sell, or otherwise dispose of any of our debt securities which mature more than one year after the closing of this offering and which are substantially similar to the notes, or publicly announce an intention to effect such transaction, without the prior written consent of the representatives of the underwriters.

New Issue of Notes

        The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

FINRA Regulation

        Certain of the underwriters and/or their affiliates have performed certain investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Also, certain of the underwriters are affiliates of banks which are lenders to us and to which we may be indebted from time to time. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of the offering were made through negotiations between us and the underwriters. Although the banks did not have any involvement in such decision or determination, a portion of the proceeds of the offering may be used by us to repay indebtedness to or debt securities held by one or more of such banks and may be used to repay certain other lenders. Pursuant to Rule 5110(b)(7) of the Securities Offering and Trading Standards and Practices of the Financial Industry Regulatory

Authority, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities which are investment grade rated.

Price Stabilization and Short Positions

        In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, (i.e., if they sell more notes than are on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Sales Outside the United States

  European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed, and each further underwriter appointed will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), it has not made and will not make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State at any time

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

  (d)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the notes referred to in (a) to (d) above shall require Talisman or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of the notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive"

means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

  Notice to Investors in the United Kingdom

        Each of the underwriters has represented, warranted and agreed as follows:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection with the issue or sale of the notes in circumstances in which section 21 of FSMA does not apply to Talisman; and

  (b)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

        Certain legal matters relating to Canadian law will be passed upon for us by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Dorsey & Whitney LLP, Seattle, Washington. In addition, certain legal matters relating to United States law will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. The following documents which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada are also specifically incorporated by reference in and form an integral part of the prospectus and this prospectus supplement:

  (a)
  our Annual Information Form dated March 8, 2010;

  (b)
  our comparative audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2009 together with the auditors' report thereon;

  (c)
  our Management's Discussion and Analysis for the year ended December 31, 2009;

  (d)
  our comparative unaudited interim consolidated financial statements, including the notes thereto, for the nine months ended September 30, 2010, and the related Management's Discussion and Analysis;

  (e)
  our Management Proxy Circular dated March 8, 2010;

  (f)
  our material change report dated August 11, 2010, relating to the acquisition of BP Exploration Company (Colombia) Limited by one of our subsidiaries and Ecopetrol S.A.;

  (g)
  our material change report dated October 18, 2010, relating to the acquisition of additional properties in the Eagle Ford shale play in south Texas; and

  (h)
  our Supplemental Financial Information dated November 8, 2010, containing information relating to the reconciliation of certain of our interim financial information to U.S. GAAP and the impact of discontinued operations on certain of our financial information.

        Any statement contained in the prospectus, in this prospectus supplement or in any document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, into the prospectus for the purpose of the offering of the notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

        You may obtain a copy of our Annual Information Form and other information identified above by writing or calling us at the following address and telephone number:

Talisman Energy Inc.
Suite 2000, 888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5
(403) 237-1234
Attention: Corporate Secretary

PROSPECTUS	March 22, 2010

$3,500,000,000

Debt Securities
Common Shares
Preferred Shares
Subscription Receipts
Warrants
Units

Talisman Energy Inc. ("Talisman" or the "Corporation") may from time to time offer debentures, notes or other evidence of indebtedness of any kind, nature or description ("debt securities"), common shares, preferred shares, subscription receipts, warrants and units of the Corporation (collectively, debt securities, common shares, preferred shares, subscription receipts, warrants and units are referred to herein as the "Securities") having an aggregate offering price of up to $3,500,000,000 (or the equivalent in United States dollars or other currencies) during the 25 month period that this short form base shelf prospectus remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements.

The outstanding common shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") and on the New York Stock Exchange ("NYSE") under the symbol "TLM". There is no market through which the debt securities, preferred shares, subscription receipts, warrants or units may be sold and purchasers may not be able to resell any debt securities, preferred shares, subscription receipts, warrants or units purchased under this prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See the "Risk Factors" section of the applicable prospectus supplement.

The Corporation may sell the Securities to or through underwriters purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents. See "Plan of Distribution". The prospectus supplement relating to a particular offering of Securities will identify each underwriter or agent, as the case may be, engaged by the Corporation in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the proceeds to the Corporation, any fees, discounts or other compensation payable to underwriters or agents and any other material terms of the plan of distribution.

Unless provided otherwise in a prospectus supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. See "Plan of Distribution".

The Corporation is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the purchase of the securities described herein may have tax consequences both in Canada and the United States. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the Corporation's officers and directors and the experts named in this prospectus are Canadian residents, and most of the Corporation's assets and the assets of the Corporation's officers and directors and the experts are located outside of the United States.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

The principal and head office of the Corporation is located at Suite 2000, 888 - 3rd Street S.W., Calgary, Alberta, Canada T2P 5C5.

 ABOUT THIS PROSPECTUS

        In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, and references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.

        This prospectus provides you with a general description of the Securities that the Corporation may offer. Each time the Corporation sells Securities under this prospectus, the Corporation will provide a prospectus supplement that will contain specific information about the terms of that offering of Securities. The prospectus supplement also may add, update or change information contained in this prospectus. Before investing, investors should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Documents Incorporated by Reference" and "Where You Can Find More Information".

        Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles, which is referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles in the United States. The Corporation prepares its financial statements in accordance with Canadian GAAP, which differs from U.S. GAAP. Therefore, the Corporation's comparative consolidated financial statements incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. Investors should refer to the notes to the comparative audited consolidated financial statements for a discussion of the principal differences between the Corporation's financial results calculated under Canadian GAAP and under U.S. GAAP.

        You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement. The Corporation has not authorized anyone to provide you with different or additional information. The Corporation is not making an offer of these Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document.

 WHERE YOU CAN FIND MORE INFORMATION

        Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Talisman Energy Inc. at Suite 2000, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5 (telephone (403) 237-1234). These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

        The Corporation is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by Canada and the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Prospective investors may read any document the Corporation files with or furnishes to the SEC at the SEC's public reference room at Room 1580, 100 F Street, N.E., Washington, D.C., 20549. Copies of the same documents may also be obtained from the public reference room of the SEC by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. The Corporation's filings since October 28, 2002 are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

 DOCUMENTS INCORPORATED BY REFERENCE

        The following documents of the Corporation, filed with the securities commission or similar authority in each of the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of, this prospectus:

  (a)
  the Corporation's Annual Information Form dated March 8, 2010;

  (b)
  the Corporation's comparative audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2009, together with the auditors' report thereon;

  (c)
  the Corporation's Management's Discussion and Analysis for the year ended December 31, 2009; and

  (d)
  the Corporation's Management Proxy Circular dated March 8, 2010.

        Any documents of the type referred to above, any interim unaudited consolidated financial statements, any material change reports (excluding confidential material change reports) and any business acquisition reports filed by the Corporation with a securities commission or similar regulatory authority in Canada after the date of this prospectus and prior to termination of any offering hereunder shall be deemed to be incorporated by reference into this prospectus. In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. In addition, we may incorporate by reference as an exhibit to the registration statement of which the prospectus forms a part or into the prospectus which forms a part of the registration statement information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

        Upon a new annual information form and the related annual audited consolidated financial statements and management's discussion and analysis being filed by the Corporation with and, where required, accepted by the applicable securities regulatory authorities during the term of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited consolidated financial statements and accompanying management's discussion and analysis, material change reports and business acquisition reports filed by the Corporation prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder. Upon interim unaudited consolidated financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus, all interim unaudited consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim unaudited consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities hereunder and upon a new management proxy circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus, the management proxy circular for the preceding annual meeting of shareholders shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder.

        A prospectus supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement solely for the purposes of the offering of Securities offered thereunder.

FORWARD-LOOKING STATEMENTS

        This prospectus incorporates by reference statements that constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Any statements that express or involve discussions with respect to predictions, business strategy and plans, including capital spending, budgets, exploration and development opportunities or projects, drilling programs, acquisitions and dispositions, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "projects", "believes", "forecasts", "estimates", "intends", "possible", "probable", "scheduled", "likely" or "positioned", or stating that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Statements concerning oil and gas reserves may be deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources described can be profitably produced in the future. Such forward-looking statements are based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements.

        Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. Information about the material factors that could cause actual results to differ materially from such statements, and the material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in such statements, is included in the documents in which such statements are made.

        Forward-looking information is based on estimates and opinions of management of the Corporation at the time the information is disclosed. The Corporation assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

TALISMAN ENERGY INC.

        Talisman is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids. Talisman has operations in Canada and its subsidiaries operate in the United States, United Kingdom, Norway, Southeast Asia and North Africa. Talisman's subsidiaries are also active in a number of other international areas.

        Talisman is incorporated under the Canada Business Corporations Act. Talisman's registered and principal office is located at Suite 2000, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5, Canada.

USE OF PROCEEDS

        The use of proceeds from the sale of any Securities will be described in a prospectus supplement relating to the specific issuance of Securities. The Corporation may use proceeds from the sale of Securities hereunder for repayment of existing indebtedness, capital expenditures, corporate and asset acquisitions and other general corporate purposes. The Corporation may invest funds that it does not immediately use in short-term marketable investment grade securities or bank deposits.

 DESCRIPTION OF DEBT SECURITIES

        In this section entitled "Description of Debt Securities", "we", "us", or "our" refer to Talisman Energy Inc. The following description sets forth certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

        The debt securities will be issued under an indenture, as may be supplemented from time to time, between us and The Bank of Nova Scotia Trust Company of New York, as "Trustee" (hereinafter referred to as the "Indenture") dated January 27, 2006. The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the Indenture has been filed as an exhibit to the registration statement filed with the SEC. The following summaries of the Indenture and the debt securities are brief summaries of certain provisions of the Indenture and do not purport to be complete; these statements are subject to the detailed provisions of the Indenture, including the definition of capitalized terms used under this caption. We may issue debt securities and incur additional Indebtedness other than through the offering of debt securities pursuant to this prospectus.

General

        The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other unsecured and unsubordinated evidences of indebtedness) that we may issue under the Indenture. It provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Special Canadian and U.S. federal income tax considerations applicable to any of our debt securities denominated in such foreign currency will be described in the prospectus supplement relating to any offering of debt securities denominated in a foreign currency. The Indenture also permits us to increase the principal amount of any series of our debt securities previously issued and to issue that increased principal amount.

        The applicable prospectus supplement will set forth the specific terms of the debt securities or a series of debt securities being offered and may include, but may not be limited to, the following:

  •
  the specific designation and the aggregate principal amount of the debt securities of such series;

  •
  the percentage or percentages of principal amount at which our debt securities of such series will be issued;

  •
  the date or dates on which the principal of (and premium, if any, on) our debt securities of such series will be payable and the portion (if less than the principal amount) of the debt securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined;

  •
  the rate or rates (whether fixed or variable) at which our debt securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

  •
  the dates on which any interest will be payable and the regular record dates for the payment of interest on our debt securities of such series in registered form;

  •
  the place or places where the principal of (and premium, if any) and interest, if any, on our debt securities will be payable and each office or agency where our debt securities of such series may be presented for registration of transfer or exchange;

  •
  if other than U.S. dollars, the currency in which our debt securities of such series are denominated or in which currency payment of the principal of (and premium, if any) and interest, if any, on such debt securities of such series will be payable;

  •
  whether our debt securities of such series will be issuable in the form of one or more global securities and if so the identity of the depository for the global securities;

  •
  any mandatory or optional redemption or sinking fund provisions;

  •
  the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our debt securities of such series may be redeemed or purchased by us;

  •
  the terms and conditions, if any, upon which you may redeem our debt securities of such series prior to maturity and the price or prices at which and the currency in which our debt securities of such series are payable;

  •
  the terms, if any, on which our debt securities may be converted or exchanged for other of our securities or securities of our subsidiaries;

  •
  any other terms of our debt securities of such series including covenants and events of default which differ from the covenants or events of default in the general provisions of the Indenture, apply solely to a particular series of our debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to our debt securities, including our covenant to pay Additional Amounts and our option to redeem the debt securities of such series rather than pay Additional Amounts, which do not apply to a particular series of our debt securities;

  •
  any applicable Canadian and U.S. federal income tax consequences;

  •
  whether the series of our debt securities are to be registered securities, unregistered securities (with or without coupons) or both; and

  •
  if other than denominations of US$1,000 and any integral multiple thereof, the denominations in which any registered securities of the series shall be issuable and, if other than the denomination of US$5,000, the denomination or denominations in which any unregistered securities of the series shall be issuable.

        Our debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, or be offered and sold at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

        Unless otherwise indicated in a prospectus supplement, the Indenture does not afford holders of our debt securities the right to tender such debt securities to us for repurchase or provide for any increase in the rate or rates of interest at which our debt securities will bear interest in the event we should become involved in a highly leveraged transaction or in the event we have a change in control.

Ranking and Other Indebtedness

        Our debt securities will be unsecured obligations and will rank equally and pari passu in right of payment priority with all of our other unsecured and unsubordinated Indebtedness. The debt securities will be structurally subordinated to all existing and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness.

Debt Securities in Global Form

The Depository, Book-Entry and Settlement

        Unless otherwise specified in a prospectus supplement, a series of our debt securities will be issued in global form as a "global security" and will be registered in the name of and be deposited with a depository, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities in definitive registered form, a global security may not be transferred except as a whole by the depository for such global security to a nominee of the depository, by a nominee of the depository to the depository or another nominee of the depository or by the depository or any such nominee to a successor of the depository or a nominee of the successor.

        The specific terms of the depository arrangement with respect to any portion of a particular series of our debt securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depository arrangements.

        Upon the issuance of a global security, the depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depository or its nominee. Such accounts shall be designated by the underwriters or agents participating in the distribution of our debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

        So long as the depository for a global security or its nominee is the registered owner of the global security, such depository or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of our debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of our debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

        Any payments of principal, premium, if any, and interest on global securities registered in the name of a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Trustee or any paying agent for our debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the depository for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depository or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Discontinuance of Depository's Services

        If a depository for a global security representing a particular series of our debt securities is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us within 60 days, we will issue such series of our debt securities in definitive form in exchange for a global security representing such series of our debt securities. If an event of default under the Indenture has occurred and is continuing, debt securities in definitive form will be printed and delivered upon written request by the holder to the Trustee. In addition, we may at any time and in our sole discretion determine not to have a series of our debt securities represented by a global security and, in such event, will issue a series of our debt securities in definitive form in exchange for all of the global securities representing that series of debt securities.

Debt Securities in Definitive Form

        A series of our debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of US$1,000 and integral multiples of US$1,000 and unregistered securities will be issuable in denominations of US$5,000 and integral multiples of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

        Unless otherwise indicated in the applicable prospectus supplement, payment of principal of (and premium, if any) and interest, if any, on our debt securities (other than global securities) will be made at the office or agency of the Trustee, at One Liberty Plaza, New York, New York, or we can pay principal, interest and any premium by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our debt securities are registered at the close of business on the day or days specified by us.

        A prospectus supplement may indicate the places to register a transfer of our debt securities in definitive form. Except for certain restrictions set forth in the Indenture, no service charge will be payable by the holder for any registration of transfer or exchange of our debt securities in definitive form, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

        We shall not be required to:

  •
  issue, register the transfer of or exchange any series of our debt securities in definitive form during a period beginning at the opening of business 15 days before any selection of securities of that series of our debt securities to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

  •
  register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or

  •
  issue, register the transfer of or exchange any of our debt securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Certain Covenants

Limitations on Liens

        The Indenture provides that, so long as any of our debt securities of any series remain outstanding, we will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Liens securing the Indebtedness of any person, except for Permitted Encumbrances, upon or with respect to our or their respective properties, assets or undertaking whether now owned or hereafter acquired, unless at the time thereof or prior thereto, the debt securities then outstanding under the Indenture are equally and ratably secured with such Indebtedness.

Consolidation, Amalgamation, Merger and Sale of Assets

        We may not enter into any transaction, or series of transactions, whereby all or substantially all of our undertaking, property and assets would become the property of any successor company whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, conveyance, lease or otherwise unless:

  •
  the successor entity expressly assumes or assumes by operation of law all of our obligations under our debt securities and under the Indenture;

  •
  at the time of and after giving effect to such transaction, no event of default, and no condition which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing as to us or the successor company; and

  •
  certain other conditions are met;

provided that the above restriction shall not apply to any transaction whereby we, or any Restricted Subsidiary, remain or become the successor company, although any Restricted Subsidiary which becomes the successor company shall, in any event, expressly assume all of our obligations under our debt securities and under the Indenture if it does not assume them by operation of law.

Additional Amounts

        Unless otherwise specified in the applicable prospectus supplement, all payments made by us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of debt securities after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

  •
  with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

  •
  which is subject to such Canadian Taxes by reason of the debt securities holder's failure to comply with any certification, identification, information, documentation or other reporting requirement, if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

  •
  which is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder.

        In any event, no Additional Amounts will be payable in excess of Additional Amounts which would be required if the holder of debt securities was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended.

        We also will:

  •
  make such withholding or deduction; and

  •
  remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us.

        We will, upon demand by a holder of debt securities (other than an Excluded Holder), indemnify such holder of debt securities for:

  •
  any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

  •
  any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

  •
  any Canadian Taxes imposed with respect to any reimbursement under the two preceding clauses, but excluding any such Canadian Taxes on such holder's net income.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal and premium, if any, interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Provision of Financial Information

        We will:

  •
  furnish to the Trustee, within 10 days after we are required to file or furnish them with or to the SEC, copies (which may be electronic copies) of our annual and interim reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which we may be required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act; or, if the Company is not required to file information, documents or reports pursuant to either of such Sections, then it shall file with the Trustee and the SEC, in accordance with the rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;

  •
  notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC we will continue to furnish to the Trustee:

  •
  within 10 days after the time periods required for the filing of Annual Information Forms and annual audited consolidated financial statements by the Canadian securities regulatory authorities, the information required to be provided in an Annual Information Form, annual audited consolidated financial statements or similar annual filings under the securities laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange or its successor, whether or not we have any of our securities so listed; and

  •
  within 10 days after the time periods required for the filing of interim reports by the Canadian securities regulatory authorities, the information required to be provided in interim reports under the securities laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange or its successor, whether or not we have any of our securities so listed.

Tax Redemption

        Unless otherwise specified in a prospectus supplement, a series of our debt securities may be subject to redemption at our option at any time, in whole but not in part, on not more than 60 days' and not less than 30 days' notice at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption if:

  •
  as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date specified in the applicable prospectus supplement, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series as described under "Additional Amounts"; or

  •
  on or after the date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the clause immediately above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in a material probability that we will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series and in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

        In the event that we elect to redeem a series of our debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of our debt securities pursuant to their terms.

Events of Default

        Unless otherwise specified in the applicable prospectus supplement, the following are events of default under the Indenture in relation to the debt securities of any series:

  •
  default in payment of the principal of or premium, if any, on debt securities of that series when due and if the default in payment continues for a period of four days after written notice of the default has been provided to us by the Trustee;

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  default in payment of any interest due on any of the debt securities or of any sinking fund payment due with respect to debt securities of that series and if the default in payment continues for a period of 30 days after written notice of the default has been provided to us by the Trustee;

  •
  our winding up or liquidation, except in the course of a transaction resulting in a successor company;

  •
  certain events of bankruptcy, insolvency or analogous proceedings;

  •
  if any process of execution is enforced or levied upon any of our property or the property of a Restricted Subsidiary and such property has a net book value in excess of the greater of $100,000,000 and 2% of our Equity, or the equivalent thereof in any other currency, and the process remains unsatisfied for a period of 60 days, as to movable or personal property, or 90 days, as to immovable or real property, provided that the process of execution is not in good faith disputed by us or the Restricted Subsidiary, or, if disputed, we have not given evidence satisfactory to the Trustee that we or the Restricted Subsidiary has available a sum sufficient to pay in full the amount claimed in the event that the claim shall be held to be a valid claim;

  •
  failure by us or a Restricted Subsidiary to make any principal payment at maturity, including any applicable grace period, in respect of any issue of Indebtedness for Borrowed Money in any aggregate amount in excess of the greater of $100,000,000 and 2% of our Equity, or the equivalent thereof in any other currency, and such failure shall have continued for a period of 30 days after written notice of the failure has been given to us by the Trustee, or to us and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding debt securities;

  •
  if a default with respect to any Indebtedness for Borrowed Money of ours or any Restricted Subsidiary occurs, which default results in the acceleration of any such Indebtedness for Borrowed Money of ours or any Restricted Subsidiary in an aggregate amount in excess of the greater of $100,000,000 and 2% of our Equity, or the equivalent thereof in any other currency, without the Indebtedness for Borrowed Money having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice of the default has been given to us by the Trustee, or to us and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding debt securities; and

  •
  if we neglect to carry out or observe any other covenant or condition contained in the Indenture to be observed and performed by us and after notice in writing has been given by the Trustee to us specifying such default and requiring us to put an end to the same and we fail to make good such default within a period of 60 days or a shorter period as would, at any time, if continued, render any of our property or the property of any Restricted Subsidiary liable to forfeiture, unless the Trustee (having regard to the subject matter of the neglect or non-observance) shall have agreed to a longer period and in such event, within the period agreed by the Trustee.

        Additional events of default may be established for a particular series of debt securities issued under the Indenture.

        If an event of default under the Indenture occurs and is continuing with respect to a series of our debt securities, then and in every such case the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such affected series may declare the entire principal amount of all debt securities of such series and all accrued interest thereon to be due and payable immediately. However, at any time after a declaration of acceleration with respect to a series of our debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to us and the Trustee under certain circumstances, shall rescind and annul such acceleration.

        Reference is made to the applicable prospectus supplement or supplements relating to each series of our debt securities which are original issue discount debt securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

        Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

  •
  such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

  •
  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, the limitations described above do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security. The Indenture requires that we will annually furnish to the Trustee a statement by certain of our officers as to whether or not we, to the best of their knowledge, are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. So long as any debt securities are outstanding, we are also required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default or any event which would, with notification or with the lapse of time or otherwise, constitute an event of default.

Defeasance and Covenant Defeasance

        Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities of such series ("defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States stating that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such defeasance and will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of any opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

  •
  no default or event of default with respect to the debt securities of such series with the passing of time or the giving of notice, or both, shall have occurred and be continuing on the date of such deposit or, with respect to events of default noted in the sixth and seventh bullet points under "Events of Default", at any time during the period ending on the 91st day after the date of such deposit;

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  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

  •
  we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended; and

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  other customary conditions precedent are satisfied.

        We may exercise our defeasance option notwithstanding our prior exercise of our covenant defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the defeasance option.

        The Indenture provides that, at our option, unless and until we have exercised our defeasance option described above, we may omit to comply with the "Limitations on Liens" and "Consolidation, Amalgamation, Merger and Sale of Assets" covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities ("covenant defeasance"). If we exercise our covenant defeasance option, the obligations under the Indenture and the events of default, other than the obligations and events of default with respect to "Limitations on Liens", "Consolidation, Amalgamation, Merger and Sale and Assets" and such other covenants, shall remain in full force and effect. Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such covenant defeasance and will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

  •
  no default or event of default with respect to the debt securities of such series with the passing of time or the giving of notice, or both, shall have occurred and be continuing on the date of such deposit or, with respect to events of default noted in the sixth and seventh bullet points under "Events of Default", at any time during the period ending on the 91st day after the date of such deposit;

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

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  we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended; and

  •
  other customary conditions precedent are satisfied.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of not less than a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

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  change the stated maturity of the principal of, or extend the scheduled time of payment of any installment of interest, if any, on any debt security;

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  change our obligation to pay Additional Amounts or indemnity payments due to Canadian Taxes;

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  reduce the principal amount of, or the premium, if any, or rate of interest, if any, on any debt security;

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  reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof;

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  adversely affect any right of repayment at the option of any holder of any debt security;

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  change the place of payment;

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  change the currency of payment of principal of, or premium, if any, or interest, if any, on any debt security;

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  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

  •
  reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of Indenture provisions or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults and their consequences; or

  •
  modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified in the Indenture.

        The holders of a majority in principal amount of our outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to cure any ambiguity or inconsistency or to make any change that, in each case, does not have a materially adverse effect on the rights of any holder of such debt securities.

Definitions

        The following is a summary of certain definitions contained in the Indenture. Reference is made to the Indenture for the full definition of all these terms:

        "Canadian GAAP" means generally accepted accounting principles which are in effect from time to time in Canada;

        "company" includes corporations, associations, partnerships, limited liability companies and business trusts;

        "Consolidated Assets" means the aggregate amount of our assets as set forth in our most recent consolidated financial statements prepared in accordance with Canadian GAAP and filed with a securities commission or similar regulatory authority;

        "Current Assets" means current assets as determined in accordance with Canadian GAAP;

        "Equity" means, as to any company, the shareholders' equity appearing in the company's most recent consolidated financial statements prepared in accordance with Canadian GAAP;

        "Indebtedness" as to any company, means, without duplication, all items of indebtedness or liability which in accordance with Canadian GAAP would be considered to be indebtedness or liabilities of such company as at the date as of which indebtedness is to be determined, including Indebtedness for Borrowed Money;

        "Indebtedness for Borrowed Money" as to any company, means, without duplication, the full amount of all liabilities of such company for the repayment, either in money or in property, of borrowed money, and the full amount of liabilities of others for the repayment, either in money or in property, of borrowed money that is guaranteed or endorsed (otherwise than for purposes of collection) by such company, or which such company is obligated, contingently or otherwise, to purchase, or on which such company is otherwise contingently liable, provided that a contingent liability for borrowed money shall only constitute Indebtedness for Borrowed Money where the amount thereof is recorded as a liability in the most recent consolidated financial statements of such company in accordance with Canadian GAAP;

        "Lien" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not;

        "Permitted Encumbrances" means any of the following:

  •
  liens for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which we or any Restricted Subsidiary shall be contesting in good faith;

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  liens for any judgments rendered, or claims filed, against us or any Restricted Subsidiary which we or such Restricted Subsidiary shall be contesting in good faith;

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  liens, privileges or other charges imposed or permitted by law such as carriers' liens, builders' liens, materialmen's liens and other liens, privileges or other charges of a similar nature which relate to obligations which are not due or delinquent or the validity of which we or the Restricted Subsidiary shall be contesting in good faith;

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  undetermined or inchoate liens arising in the ordinary course of and incidental to construction or our current operations or the current operations of any Restricted Subsidiary which relate to obligations which are not due or delinquent, or the validity of which we or the Restricted Subsidiary shall be contesting in good faith;

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  encumbrances incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint development, operation or present or future abandonment of properties or related production or processing facilities as security in favour of any other owner or operator of such assets for our or any Restricted Subsidiary's portion of the costs and expenses of such development, operation or abandonment, provided that such costs or expenses are not due or delinquent;

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  liens for penalties arising under non-participation provisions of operating or similar agreements in respect of our or any Restricted Subsidiary's properties;

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  easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by us or any Restricted Subsidiary (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which are in existence on the date of execution of the Indenture or which do not, either alone or in the aggregate, materially detract from the value of such land or materially impair its use in the operation of our or any Restricted Subsidiary's business;

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  liens incurred in the ordinary course of the oil and gas business in respect of take or pay obligations under gas sales contracts;

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  royalties, gross overriding royalties or other similar burdens on production in the ordinary course of business affecting our or any Restricted Subsidiary's properties, or encumbrances in respect of such royalties, gross overriding royalties or other similar burdens;

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  security given to a public utility or any municipality or governmental or other public authority when required by such utility, municipality or authority in connection with our operations or the operations of any Restricted Subsidiary, to the extent such security does not materially detract from the value of any material part of our property or the property of any Restricted Subsidiary;

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  cash or marketable securities deposited in connection with bids or tenders, or deposited with a court as security for costs in any litigation, or to secure workmen's compensation or unemployment insurance liabilities;

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  reservations, limitations or provisos expressed in or affecting any grant of real or immovable property or any interest therein;

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  liens on cash or marketable securities of Talisman or any Restricted Subsidiary granted in the ordinary course of business in connection with:

  •
  any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate insurance and other similar agreements or arrangements;

  •
  any interest rate swap agreements, forward rate agreements, interest rate cap or collar agreements or other similar financial agreements or arrangements; or

  •
  any agreements or arrangements entered into for the purpose of hedging product prices;

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  pre-existing encumbrances on assets when acquired or when the owner thereof becomes a Restricted Subsidiary, or encumbrances given by such Restricted Subsidiary on other assets of such Restricted Subsidiary in compliance with obligations under trust deeds or other instruments entered into prior to its becoming a Restricted Subsidiary;

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  Purchase Money Mortgages;

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  security in respect of Current Assets given in the ordinary course of business to any financial institution to secure any Indebtedness payable on demand or maturing (including any right of extension or renewal) 18 months or less after the date the Indebtedness is incurred or the date of any renewal or extension thereof;

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  security given by us in favour of a Restricted Subsidiary or by a Restricted Subsidiary in favour of us or another Restricted Subsidiary;

  •
  security in respect of transactions such as the sale (including any forward sale) or other transfer, in the ordinary course of business, of:

  •
  oil, gas or other minerals, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize from the oil, gas or other minerals a specified amount of money (however determined) or a specified amount of such oil, gas or minerals; or

  •
  any other interests in property of a character commonly referred to as a "production payment";

  •
  security in respect of Indebtedness incurred, assumed or guaranteed by us or any Restricted Subsidiary that is incurred, assumed or guaranteed in connection with the acquisition, construction or development of a particular asset or assets, including security in respect of the shares or Indebtedness of a Subsidiary engaged directly or indirectly in the acquisition, construction or development of a particular asset or assets, provided that the grantees of such security have no recourse generally against any assets, property or undertaking of ours or any Restricted Subsidiary except for the assets acquired, constructed or developed (and other de minimus assets associated therewith) or shares or Indebtedness of a Subsidiary, other than a Restricted Subsidiary, engaged directly or indirectly in such acquisition, construction or development;

  •
  extensions, renewals or replacements of all or part of any security permitted under the preceding clauses provided that such security relates to the same property plus improvements, if any, and provided that the amount of Indebtedness secured thereby will not exceed the principal amount of such

    Indebtedness immediately prior to such extension, renewal or replacement including but not limited to all fees and expenses incurred in connection therewith; and

  •
  security that would otherwise be prohibited (including any extensions, renewals or replacements thereof or successive extensions, renewals or replacements thereof), provided that the aggregate Indebtedness outstanding and secured under this clause does not (calculated at the time of giving of security on the Indebtedness and not at the time of any extension, renewal or replacement thereof) exceed an amount equal to the greater of 10% of Consolidated Assets and $100,000,000 (or the equivalent thereof in any other currency);

        "Purchase Money Mortgage" means a mortgage, charge or other lien on or against any property securing any Purchase Money Obligation for such property;

        "Purchase Money Obligation" means any Indebtedness created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal or refunding is not increased, and further provided that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon;

        "Restricted Subsidiary" means:

  •
  any Subsidiary of ours which owns oil or natural gas properties, or interests therein, in Canada, the United Kingdom or the United States, or refining or manufacturing facilities, or interests therein, in Canada, the United Kingdom or the United States, related to the refining or manufacture of petroleum hydrocarbons, petrochemicals, the constituents thereof or the derivatives therefrom, which assets represent not less than the greater of 5% of Consolidated Assets and $100,000,000 (or the equivalent thereof in any other currency), excluding however any Subsidiary if the amount of our share of the Equity therein does not at the time exceed 2% of our Equity, and

  •
  any Subsidiary of ours designated as a Restricted Subsidiary from time to time in the form of designation provided for under the Indenture (a "Designation"), which Designation may not be revoked,

        provided that notwithstanding anything in the Indenture to the contrary:

  •
  a Restricted Subsidiary shall cease to be a Restricted Subsidiary when it ceases to be a Subsidiary for any reason,

  •
  any Subsidiary to which assets held by a Restricted Subsidiary, having a value equal to or greater than 5% of the assets of the Restricted Subsidiary, are, directly or indirectly, transferred, other than for fair value, shall itself be deemed to be a Restricted Subsidiary, and

  •
  a Restricted Subsidiary shall cease to be a Restricted Subsidiary when the assets thereof represent less than the greater of 5% of Consolidated Assets and $100,000,000 (or the equivalent thereof in any other currency) or if the amount of our share of the Equity therein does not at the time exceed 2% of our Equity;

        We will specify in a prospectus supplement at the time we issue a series of debt securities which of our Subsidiaries are Restricted Subsidiaries at the time of the prospectus supplement;

        "Subsidiary" means with respect to us, any company of which there are owned, directly or indirectly, by or for us or by or for any company in like relation to us, Voting Shares which in the aggregate, entitle the holders thereof to cast more than 50% of the votes which may be cast by the holders of all the outstanding Voting Shares of such first mentioned company for the election of its directors, managing general partners or managing members, and includes any company in like relation to a Subsidiary; and

        "Voting Shares" means shares of capital stock of any class or classes or other interests in the case of partnership, as applicable, having general voting power under ordinary circumstances to elect directors, managers, managing partners in the case of a partnership, as applicable, trustees or similar controlling persons of a company.

Consent to Jurisdiction and Service

        Under the Indenture, we irrevocably appoint CT Corporation System, 111 - 8th Avenue, 13th Floor, New York, New York, 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to our debt securities or the Indenture and for actions brought under U.S. federal or state securities laws in any U.S. federal or state court located in the City of New York, and irrevocably submit to the non-exclusive jurisdiction of such courts.

Governing Law

        Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF COMMON SHARES

        Each common share entitles the holder to dividends if, as and when declared by the directors, to one vote at all meetings of holders of common shares and to participate rateably in any distribution of the assets of the Corporation upon liquidation, dissolution or winding up, subject to the prior rights of holders of shares ranking in priority to the common shares.

DESCRIPTION OF PREFERRED SHARES

        The first preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Corporation. Each series of first preferred shares would rank on a parity with the first preferred shares of every other series with respect to declared or accumulated dividends and return of capital. In addition, the first preferred shares are entitled to a preference over the second preferred shares and the Common Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The first preferred shares are not, except as required by law and as may be determined by the Board of Directors prior to the issuance of a series, entitled to notice of, or to vote at meetings of shareholders.

        The second preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Corporation. Each series of second preferred shares would rank on a parity with the second preferred shares of every other series with respect to declared or accumulated dividends and return of capital. In addition, the second preferred shares are entitled to a preference over the Common Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The second preferred shares are not, except as required by law and may be determined by the Board of Directors prior to the issuance of a series, entitled to notice of, or to vote at meetings of shareholders.

        The particular class of preferred shares and the particular terms and provisions of any series of such class of preferred shares offered by any prospectus supplement will be described in the prospectus supplement filed in respect of such series of preferred shares.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

        Subscription receipts may be offered separately or together with common shares and/or other securities of the Corporation, including warrants. The subscription receipts will be issued under a subscription receipt agreement that will be entered into by the Corporation and an escrow agent at the time of issuance of the subscription receipts.

        A subscription receipt will entitle the holder thereof to receive a common share and/or other securities of the Corporation, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the Corporation or one or more of its subsidiaries. The subscription proceeds from an offering of subscription receipts will be held in escrow by an escrow agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of subscription receipts will receive common shares and/or other securities of the Corporation upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their subscription receipts together with any interest or other income earned thereon. Holders of subscription receipts are not shareholders of the Corporation.

        The particular terms and provisions of subscription receipts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such subscription receipts. This description will include, where applicable: (i) the number of subscription receipts offered; (ii) the price at which the subscription receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of subscription receipts will become entitled to receive common shares and/or other securities of the Corporation; (iv) the number of common shares and/or other securities of the Corporation that may be obtained upon exercise of each subscription receipt; (v) the designation and terms of any other securities with which the subscription receipts will be offered, if any, and the number of subscription receipts that will be offered with each such security; (vi) the terms relating to the holding and release of the gross proceeds from the sale of the subscription receipts plus any interest and income earned thereon; (vii) the material income tax consequences of owning, holding and disposing of the subscription receipts; and (viii) any other material terms and conditions of the subscription receipts including, without limitation, transferability and adjustment terms and whether the subscription receipts will be listed on a stock exchange.

        Original purchasers of subscription receipts will have a contractual right of rescission against the Corporation, following the issuance of the underlying common shares to such purchasers, to receive the amount paid for the subscription receipts in the event that the prospectus (including documents incorporated by reference) and any amendment thereto contains a misrepresentation or is not delivered to such purchasers, provided that such remedy for rescission is exercised within 180 days from the closing date of the offering of subscription receipts.

DESCRIPTION OF WARRANTS

        Warrants will typically be offered with common shares, with such securities often referred to collectively as a "unit", but may be offered with subscription receipts or separately. The warrants either will be issued under a warrant indenture or agreement that will be entered into by the Corporation and a trustee at the time of issuance of the warrants or will be represented by warrant certificates issued by the Corporation.

        A warrant will entitle the holder thereof to receive a common share and/or other securities of the Corporation upon the exercise thereof and payment of the applicable exercise price. A warrant will be exercisable for a specific period of time at the end of which time it will expire and cease to be exercisable. Holders of warrants are not shareholders of the Corporation.

        The particular terms and provisions of warrants offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such warrants. This description will include, where applicable: (i) the title or designation of the warrants; (ii) the number of warrants offered; (iii) the number of common shares and/or other securities of the Corporation purchasable upon exercise of the warrants and the procedures for exercise; (iv) the exercise price of the warrants; (v) the dates or periods during which the warrants are exercisable and when they expire; (vi) the designation and terms of any other securities with which the warrants will be offered, if any, and the number of warrants that will be offered with each such security; (vii) the material income tax consequences of owning, holding and disposing of the warrants; and (viii) any other material terms and conditions of the warrants including, without limitation, transferability and adjustment terms and whether the warrants will be listed on a stock exchange.

        The Corporation has delivered an undertaking to the Ontario Securities Commission that the Corporation will not offer warrants separately ("stand-alone warrants") to any member of the public in Ontario unless a prospectus supplement containing the specific terms of an offering of stand-alone warrants is first approved for filing by or on behalf of the Ontario Securities Commission.

 DESCRIPTION OF UNITS

        Units are a security comprised of one or more of the other Securities described in this prospectus offered together as a "unit". A unit is typically issued so that the holder thereof is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each security comprising the unit. The unit agreement under which a unit is issued may provide that the securities comprising the unit may not be held or transferred separately at any time or at any time before a specified date.

        The particular terms and provisions of units offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such units. This description will include, where applicable: (i) the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; (iii) whether the units will be issued in fully registered or global form; and (iv) any other material terms and conditions of the units.

BOOK-ENTRY ONLY SECURITIES

        Securities issued in "book-entry only" form must be purchased, transferred or redeemed through participants in a depository service of a depository identified in the prospectus supplement for the particular offering of Securities. Each of the underwriters, dealers or agents, as the case may be, named in the prospectus supplement will be a participant of the depository. On the closing of a book-entry only offering, the Corporation will cause a global certificate or certificates representing the aggregate number of Securities subscribed for under such offering to be delivered to, and registered in the name of, the depository or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from the Corporation or the depository evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of such registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Securities. Reference in this prospectus to a holder of Securities means, unless the context otherwise requires, the owner of the beneficial interest in the Securities.

        If the Corporation determines, or the depository notifies the Corporation in writing, that the depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and the Corporation is unable to locate a qualified successor, or if the Corporation at its option elects, or is required by law, to terminate the book-entry system, then the Securities will be issued in fully registered form to holders or their nominees.

Transfer, Conversion or Redemption of Securities

        Transfer of ownership, conversion or redemptions of Securities will be effected through records maintained by the depository or its nominee for such Securities with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through participants.

        The ability of a holder to pledge a Security or otherwise take action with respect to such holder's interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate.

Payments and Notices

        As applicable, any payment of principal, redemption, dividend and interest on a Security will be made by the Corporation to the depository or its nominee, as the case may be, as the registered holder of the Security and the Corporation understands that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participants. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.

        As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, the responsibility and liability of the Corporation in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption, dividend and interest due on the Securities to the depository or its nominee.

        Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities. The Corporation understands that under existing industry practices, if the Corporation requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to any Securities issued in book-entry only form, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by the Corporation, any Trustee and the depository. Any holder that is not a participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its participant to give such notice or take such action.

        The Corporation, the underwriters, dealers or agents and any Trustee identified in a prospectus supplement relating to an offering of Securities in book-entry only form, as applicable, will not have any liability or responsibility for: (i) records maintained by the depository relating to beneficial ownership interest in the Securities held by the depository or the book-entry accounts maintained by the depository; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interest; or (iii) any advice or representation made by or with respect to the depository and contained in the prospectus supplement or in any Trust Indenture relating to the rules and regulations of the depository or any action to be taken by the depository or at the directions of the participants.

RISK FACTORS

        Prospective purchasers of Securities should consider carefully the risk factors contained in and incorporated by reference into this prospectus including those described in a prospectus supplement relating to a specific offering of Securities.

        Discussions of certain risks affecting the Corporation in connection with its business are provided in the Corporation's annual disclosure documents (annual information form and management's discussion and analysis) which are incorporated by reference into this prospectus.

        In addition, prospective purchasers of the debt securities should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the debt securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected.

Changes in interest rates may cause the value of the debt securities to decline.

        Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Credit ratings may not reflect all risks of an investment in the debt securities and may change.

        Credit ratings may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an assessment of the Corporation's ability to pay the Corporation's obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

        There is no public market for the debt securities and, unless otherwise specified in the applicable prospectus supplement, Talisman does not intend to apply for listing of the debt securities on any securities exchanges. If the debt securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the Corporation's financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

Changes in foreign currency exchange rates may cause the value of the debt securities to decline.

        Debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

The debt securities will be effectively subordinated to certain indebtedness of our corporate and partnership subsidiaries.

        The Corporation carries on its business through corporate and partnership subsidiaries. The majority of the Corporation's assets are held in corporate or partnership subsidiaries. The Corporation's results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to the Corporation in the form of loans, dividends or otherwise. The Corporation's subsidiaries will not have an obligation to pay amounts due pursuant to any debt securities or to make any funds available for payment on debt securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Corporation by its subsidiaries may be subject to statutory or contractual restrictions.

        The Indenture does not limit the Corporation's ability or the ability of the Corporation's subsidiaries to incur unsecured indebtedness. Such indebtedness of the Corporation's subsidiaries would be structurally senior to the debt securities. In the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by the Corporation to pay its indebtedness, including any debt securities.

CERTAIN INCOME TAX CONSEQUENCES

        The applicable prospectus supplement will describe certain material Canadian federal income tax consequences to an investor who is a resident of Canada or who is a non-resident of Canada of acquiring, owning and disposing of any Securities offered thereunder, including whether the payments of distributions, will be subject to Canadian non-resident withholding tax. The applicable prospectus supplement will also describe certain material United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

 PLAN OF DISTRIBUTION

        The Corporation may sell the Securities (i) to underwriters purchasing as principal; (ii) directly to one or more purchasers pursuant to applicable statutory exemptions; or (iii) through agents. The Securities may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the Securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities.

        The prospectus supplement relating to each offering of Securities will set forth the terms of the offering of those Securities, including the name or names of any underwriters or agents, the purchase price of the Securities, the proceeds to the Corporation, any underwriters' or agents' fees or other compensation, any public offering price, and any discounts or concessions allowed or re-allowed or paid. Only underwriters or agents named in the relevant prospectus supplement are deemed to be underwriters or agents in connection with the Securities offered by that prospectus supplement.

        If underwriters purchase Securities as principal, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase those Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the prospectus supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

        The Securities may also be sold directly by Talisman at prices and upon terms agreed to by the purchaser and Talisman or through agents designated by Talisman from time to time. Any agent involved in the offering and sale of the Securities pursuant to a particular prospectus supplement will be named, and any commissions payable by Talisman to that agent will be set forth, in such prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent would be acting on a best efforts basis for the period of its appointment.

        The Corporation may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered by this prospectus. Any such commission will be paid out of Talisman's general funds. Underwriters and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with Talisman to indemnification by Talisman against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments that those underwriters or agents may be required to make in respect thereof.

        Any offering of preferred shares, subscription receipts, warrants, units or debt securities will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement, the preferred shares, subscription receipts, warrants, units or debt securities will not be listed on any stock exchange. Certain underwriters, agents or dealers may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any underwriter, agent or dealer will make a market in such Securities or as to the liquidity of the trading market, if any, for such Securities.

        The prospectus supplement will set forth the intention of any underwriters, agents or dealers who participate in the distribution of the Securities to over-allot or effect transactions which stabilize, maintain or otherwise affect the Security's price at a higher level than that which might exist in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

INTEREST COVERAGE RATIOS

        The interest coverage ratios set out below have been prepared and included in this short form prospectus in accordance with Canadian disclosure requirements and based on information prepared in accordance with Canadian GAAP. These coverages do not give pro forma effect to any offering of the debt securities offered by this prospectus since the aggregate principal amount of debt securities that will be issued hereunder and the terms of issue are not presently known. These coverages do not purport to be indicative of interest coverage ratios for any future periods.

        The following interest coverages are calculated on a consolidated basis for the year ended December 31, 2009 based on audited financial information.

December 31, 2009
Interest coverage (times)
Income(1)	3.50
Loss from continuing operations(2)(3)	(2.05)

Notes:

(1)
Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(2)
Net income from continuing operations plus income taxes and interest expense from continuing operations; divided by the sum of interest expense and capitalized interest from continuing operations.

(3)
To achieve an interest coverage ratio of 1.0, additional income of $717 million would be required.

        Subsequent to the date of this prospectus, updated interest coverage ratios will be filed quarterly by the Corporation with applicable securities regulatory authorities, either as prospectus supplements or exhibits to the interim unaudited and annual audited consolidated financial statements of the Corporation and will be deemed to be incorporated by reference into this prospectus for the purpose of future offerings of Securities.

PRICE RANGE AND TRADING VOLUME

        Talisman's common shares are listed on the TSX and the NYSE under the symbol "TLM". The following table sets forth the price range and trading volume of Talisman's common shares as reported by the TSX and the NYSE for the periods indicated:

	TSX			NYSE
	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
2009
January	13.85	10.77	93,024,421	11.76	8.53	75,255,877
February	13.55	9.92	93,067,767	11.10	7.97	92,969,557
March	14.55	10.63	129,220,036	11.81	8.23	100,449,784
April	15.84	13.01	112,177,668	13.28	10.32	106,819,356
May	18.60	15.16	114,435,464	16.93	12.75	105,488,173
June	18.29	15.39	91,905,642	16.89	13.31	103,386,929
July	17.50	14.40	89,051,783	16.14	12.34	91,418,606
August	18.11	16.40	54,713,548	16.86	15.11	57,423,009
September	19.79	16.90	72,688,913	18.52	15.31	62,397,406
October	20.17	17.54	59,792,875	19.51	16.10	78,750,000
November	19.18	17.65	55,074,897	18.36	16.44	68,630,100
December	19.89	17.42	43,254,874	19.15	16.47	47,104,100
2010
January	20.86	17.58	61,223,492	20.22	16.44	61,514,500
February	19.36	17.27	60,983,027	18.38	16.16	78,164,286
March 1 - 19	19.46	17.47	39,054,273	18.95	17.18	36,664,136

PRIOR SALES

        In the twelve months prior to the date of this prospectus, the Corporation issued an aggregate of 118,365 common shares pursuant to the exercise of stock options, at prices ranging from $4.55 to $14.02.

 LEGAL MATTERS

        Unless otherwise specified in the prospectus supplement relating to a particular offering of Securities, certain legal matters relating to Canadian law will be passed upon on behalf of the Corporation by Macleod Dixon LLP, Calgary, Alberta and certain legal matters relating to United States law will be passed upon on behalf of the Corporation by Dorsey & Whitney LLP, Seattle, Washington.

INTERESTS OF EXPERTS

        The comparative audited consolidated financial statements, including the notes thereto, incorporated by reference in this prospectus have been so incorporated in reliance on the report of Ernst & Young LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting.

        The information relating to the Corporation's reserves as at December 31, 2009 incorporated by reference in this prospectus has been compiled by the Corporation based on the report dated March 8, 2010 prepared by Mr. Michael Adams, an employee of Talisman, in his capacity as the Corporation's Internal Reserves Evaluator. Mr. Adams beneficially owns, directly or indirectly, less than 1% of any class of the Corporation's securities.

ENFORCEABILITY OF CIVIL LIABILITIES

        Talisman is a corporation existing under the laws of Canada. Most of Talisman's officers and directors and most of the experts named in this prospectus are residents outside of the United States, and a majority of their assets, and the assets of Talisman, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. Talisman has been advised by Macleod Dixon LLP, its Canadian counsel, that a judgment of a U.S. court predicated solely upon civil liability provisions of U.S. federal securities laws would probably be enforceable in Alberta if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by an Alberta court for such purposes. Talisman has also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Alberta in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

        Talisman has filed with the SEC, concurrently with the filing of its registration statement on Form F-10 relating to this offering, an appointment of agent for service of process on Form F-X. Under the Form F-X, Talisman appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Talisman in a U.S. court arising out of or related to or concerning this offering.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-10:

  •
  the documents listed under "Documents Incorporated By Reference" in this prospectus;

  •
  the consent of Ernst & Young LLP, the Corporation's Chartered Accountants;

  •
  the consent of Macleod Dixon LLP, the Corporation's Canadian counsel;

  •
  the consent of Michael Adams, the Corporation's Internal Qualified Reserves Evaluator;

  •
  powers of attorney of the Corporation's directors and certain officers;

  •
  the Indenture (as defined herein); and

  •
  statement of eligibility on Form T-1 of the Trustee (as defined herein).

US$600,000,000

3.750% Notes Due 2021

PROSPECTUS SUPPLEMENT

November 8, 2010

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